UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 23)

Under the Securities Exchange Act of 1934

Authentidate Holding Corp.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
052666104
(CUSIP Nubmer)

Adam D. Averbach, Esq. c/o Lazarus Management Company LLC 3200 Cherry Creek South Drive, Suite 670 Denver, CO 80209 (303) 500-8821
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐

SCHEDULE 13D

CUSIP No. 052666104

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lazarus Management Company LLC 33-1042318
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,763,708
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,763,708
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,763,708
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%
14.	TYPE OF REPORTING PERSON IA

SCHEDULE 13D
CUSIP No. 052666104

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Justin B. Borus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,763,708
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,763,708
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,763,708
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%
14.	TYPE OF REPORTING PERSON IN/HC

SCHEDULE 13D

CUSIP No. 052666104

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lazarus Investment Partners LLLP 56-2347695
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,756,208
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,756,208
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,756,208
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%
14.	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 052666104

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lazarus Macro Micro Partners LLLP 45-5573575
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,500
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,500
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

Explanatory Note

Amendment No. 23 amends and supplements the statement on Schedule 13D originally filed by Lazarus Management Company LLC ("Lazarus Management"), Justin B. Borus and Lazarus Investment Partners LLLP ("Lazarus Partners") on August 28, 2012, as amended from time to time (the "Schedule 13D").  This Schedule 13D is also filed on behalf of Lazarus Macro Micro Partners LLLP ("Macro Micro Partners" and collectively with This Lazarus Management, Mr. Borus and Lazarus Partners, the "Reporting Persons").  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  The information set forth in response to each Item below shall be deemed to be a response to all Items where such information is relevant.

Item 3.  Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of the Schedule 13D are incorporated herein by reference.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On December 11, 2015, Lazarus Partners and the Issuer agreed to extend the maturity date of the promissory note originally issued on April 24, 2015, as amended, in the principal amount of $500,000 (the "Original Note"), that matured on December 2, 2015 to December 14, 2015.  On December 14, 2015, the parties agreed to extend the maturity date to December 15, 2015.

On December 15, 2015, Lazarus Partners and the Issuer entered into a Note Exchange Agreement pursuant to which Lazarus Partners exchanged the Original Note for a new promissory note in the principal amount of $532,811 (which amount is inclusive of the accrued but unpaid interest on the Original Note)(the "New Note") and additional common stock purchase warrants ("Additional Warrants").  The Original Note was cancelled and the New Note bears interest at 20% per annum, with principal and interest payable on the maturity date.  The note is scheduled to mature on December 15, 2016, subject to acceleration on the first to occur of (i) June 8, 2016 if the Issuer has not entered into a definitive agreement for the acquisition of all of the outstanding membership interests of Peachstate Health Management LLC, (d/d/a AEON Clinical Laboratories) ("AEON") and consummated the initial closing by such date, or (ii) 5 days after the closing of a sale of equity or debt securities of the Issuer, or a series of closings during a 90-day period, in the gross amount of at least $5,000,000 in cash proceeds.  The Additional Warrants are exercisable for 1,000,000 shares of common stock at an exercise price of $0.30 per share.  The Additional Warrants are exercisable on the first business day following the twelve-month anniversary of the issue date, provided that if the Issuer consummates the initial closing of the AEON transaction, then the initial exercise date will be the 3-year anniversary of the initial closing.  The warrants will expire on the 54-month anniversary of the initial exercise date.  In addition, as part of the Note Exchange Agreement, the terms of all of Lazarus Partners' existing warrants to purchase a total of 6,233,634 shares of common stock were amended by extending the expiration date to December 15, 2022.

Contemporaneous with entering into the Note Exchange Agreement, Lazarus Partners and the Issuer entered into a Lockup Agreement dated December 15, 2015 and a Voting Agreement dated December 15, 2015.  The Lockup Agreement will not become effective unless within thirty days following the date of the agreement, agreements in form and substance substantially similar in all material respects have been signed by certain other stockholders of the Issuer, including all officers and directors, certain affiliated entities and other current stockholders of the Issuer, and all parties that will receive Series E Preferred Stock in the AEON transaction.  The Voting Agreement will become effective upon execution of the agreement by AEON.

Pursuant to the terms of the Lockup Agreement, and in anticipation of the AEON transaction, Lazarus Partners has agreed to certain transfer restrictions on the securities of the Issuer that it beneficially owns, including restrictions on the exercisability of its warrants, for a period of three years from the initial closing of the AEON transaction, subject to certain events that may cause the lockup period to be reduced or eliminated for certain securities.  The transfer restrictions prohibit the transfer of any of the covered securities (i) to any person who is a 5% holder or more of the Issuer's common stock, or (ii) to any person who may become a 5% holder as a result of such transfer, and require Lazarus Partners to obtain the approval of the Issuer's chief executive officer prior to any proposed transfer.  Such transfer restrictions as they relate to the common stock will terminate upon the approval of the Issuer's stockholders of an amendment to its certificate of incorporation to restrict the ability of a person who is not an owner of more than 4.99% of the outstanding shares of the Issuer's common stock from becoming an owner of more than 4.99% of the outstanding shares during the three-year period following the initial closing of the AEON transaction, all as more fully set forth in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 10, 2015.

Pursuant to the terms of the Voting Agreement, and in anticipation of the AEON transaction, Lazarus Partners has agreed to vote all of its voting stock of the Issuer in favor of (i) approval of the AEON transaction and all transactions contemplated thereby, (ii)  the issuance of shares or securities which issuance requires approval under the rules of the NASDAQ Stock Market, (iii) any reverse stock split which may be required in connection with the AEON transaction, (iv) any amendment to the certificate of incorporation of the Issuer to restrict a person who is not already an owner of more than 4.99% of the outstanding shares of the Issuer from becoming an owner of more than 4.99% of the outstanding shares of the Issuer, and (v) any required increase of authorized shares of common stock.  Additionally, Lazarus Partners has agreed to vote against (i) the approval or adoption of any proposal made in opposition to any proposal contrary to the above items, (ii) any other merger, consolidation or business combination unrelated to the AEON transaction, (iii) any sale, lease or transfer of all or substantially all of the assets of the Issuer or its subsidiaries, (iv) any reorganization, recapitalization, dissolution, liquidation or winding up of the Issuer, or (v) any other action that would reasonably be expected to materially impeded, interfere with, delay, postpone, discourage or adversely affect the consummation of the AEON transaction. Under the Voting Agreement, Lazarus Partners has granted the Issuer and each of its executive officers and any of them, in their capacities as officers of the Issuer, an irrevocable proxy to vote all of its voting stock or grant a consent or approval in respect of such voting stock in accordance with the provisions described above.  Further, upon the effectiveness of the Voting Agreement, Lazarus Partners has agreed that it will not to transfer any of its voting securities covered by the Voting Agreement. The voting and proxy provisions and transfer restrictions described above terminate on the first to occur of (i) the completion of all meetings of stockholders required in connection with the AEON transaction, (ii) the termination of the AEON transaction agreement, or (iii) upon notice from the Issuer.

The foregoing does not purport to be a complete description of the agreements set forth above and is qualified in its entirety by reference to the full text of such documents, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented by adding the following:

Reference is made to Items 7, 9, 11 and 13 of pages 2-5 of this Schedule 13D, which items are incorporated by reference.  The securities reported on this Schedule 13D that are held by Lazarus Partners consist of 6,680,461 shares of common stock, warrants to purchase 6,233,634 shares of common stock and 200,000 shares of Series D Preferred Stock that are convertible into 1,842,113 shares of common stock.  The securities reported on this Schedule 13D that are held by Macro Micro Partners consist of 7,500 shares of common stock.  Excluded from these totals are warrants to purchase an additional 1,000,000 shares of common stock held by Lazarus Partners, as described under Item 4 above, that are not exercisable within 60 days of the date of this filing.  The calculation of percentage of beneficial ownership in Item 13 of pages 2-5 was calculated using information from Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 10, 2015, in which the Issuer stated that there were 42,760,609 shares of common stock outstanding as of December 4, 2015.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 4 above is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated as of December 17, 2015, by and among Lazarus Investment Partners LLLP, Lazarus Macro Micro Partners LLLP, Lazarus Management Company LLC and Justin B. Borus.
Exhibit B:	Note Exchange Agreement dated December 15, 2015.
Exhibit C:	Promissory Note.
Exhibit D:	Common Stock Purchase Warrant.
Exhibit E:	Lockup Agreement of Lazarus Investment Partners LLLP.
Exhibit F:	Voting Agreement of Lazarus Investment Partners LLLP.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 2015

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its General Partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

LAZARUS MACRO MICRO PARTNERS LLLP By: Lazarus Management Company LLC its General Partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager
LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

/s/ Justin B. Borus
Justin B. Borus